**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934**

**Date of Report (Date of earliest event reported): July 7, 2010**



THE DIXIE GROUP

# THE DIXIE GROUP, INC.
(Exact name of Registrant as specified in its charter)

| Tennessee | 0-2585 | 62-0183370 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

| 104 Nowlin Lane - Suite 101,Chattanooga, Tennessee | 37421 |
|---|---|
| (Address of principal executive offices) | (zip code) |

Registrant's telephone number, including area code (423) 510-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[  ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 8.01.    Other Events**

On July 7, 2010, The Dixie Group, Inc. received confirmation of an interest rate swap agreement in the notional amount of $25,000,000 beginning July 11, 2010 and ending May 11, 2013 establishing a fixed rate of 1.42%.  This swap agreement is effective upon termination of the current $25,000,000 notional amount swap which was at a rate of 2.38%.

**Item 9.01      Financial Statements and Exhibits**
  (d)      <u>Exhibits</u>
      (10.1)      Confirmation of terms and conditions of the Transaction entered into between The Dixie Group, Inc. and Bank of America, N.A.

      (10.2)      Termination of current $25,000,000 notional amount swap between The Dixie Group, Inc. and Bank of America, N. A.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   July 8, 2010                    **THE DIXIE GROUP, INC.**


 **By: /s/ Jon A. Faulkner**
Jon A. Faulkner
Chief Financial Officer

EXHIBIT 10.1



**Bank of America**
**Merrill Lynch**

| | |
|---|---|
| To: | The Dixie Group Inc |
| | Dalton |
| | GA 307214974 |
| | United States |
| Attn: | Gary Harmon |
| Telephone: | 706 876 5851 |
| Fax: | 706 876 5896 |
| cc: | Michael Hampton |
| Telephone: | 706 876 5849 |
| Fax: | 706 876 5894 |
| | |
| From: | Bank of America, N.A. |
| | 200 N College Street |
| | Charlotte |
| | North Carolina 28255–0001 |
| | U.S.A. |
| Department: | Swaps Operations |
| Telephone: | (+1) 980 388 2658 |
| Fax: | (+1) 866 255 1444 |

**This Confirmation supersedes and replaces any and all Confirmations previously sent to you in respect of this Transaction.**

| | |
|---|---|
| Date: | 6th July 2010 |
| | |
| Our Reference No: | 57032465 |
| Reference Name: | Lawrence Kalis |
| Internal Tracking No: | 57032465 |

Dear Sir/Madam,

The purpose of this letter agreement is to confirm the terms and conditions of the Transaction entered into between The Dixie Group Inc and Bank of America, N.A. (each a "party" and together "the parties") on the Trade Date specified below (the "Transaction"). This letter agreement constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below (the "Agreement").

The definitions and provisions contained in the 2006 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc., (the "Definitions") are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of 14th May 2002, as amended and supplemented from time to time, between the parties. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

In this Confirmation "Party A" means Bank of America, N.A. and "Party B" means The Dixie Group Inc.



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## General Terms:

The terms of the particular Transaction to which this Confirmation relates are as follows:

| | |
|---|---|
| Notional Amount: | USD 25,000,000.00 |
| Trade Date: | 1st July 2010 |
| Effective Date: | 11th July 2010 |
| Termination Date: | 11th May 2013 |

## Fixed Amounts:

| | |
|---|---|
| Fixed Rate Payer: | Party B |
| Fixed Rate Payer Payment Dates: | The 28th of each Month, commencing on 28th July 2010 and ending on the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention |
| Fixed Rate: | 1.42000 per cent |
| Fixed Rate Day Count Fraction: | Actual/360 |

## Floating Amounts:

| | |
|---|---|
| Floating Rate Payer: | Party A |
| Floating Rate Payer Payment Dates: | The 28th of each Month, commencing on 28th July 2010 and ending on the Termination Date, subject to adjustment in accordance with the Modified Following Business Day Convention |
| Floating Rate for initial Calculation Period: | to be determined |



| Floating Rate Option: | USD–LIBOR–BBA |
|---|---|
| Designated Maturity: | 1 Month provided that Linear Interpolation will apply to the initial Calculation Period and to the final Calculation Period |
| Spread: | None |
| Floating Rate Day Count Fraction: | Actual/360 |
| Reset Dates: | First day of each Calculation Period |
| **Business Days:** | London and New York |
| **Calculation Agent:** | Party A |

**Recording of Conversations:**

Each party to this Transaction acknowledges and agrees to the recording of conversations between trading and marketing personnel of the parties to this Transaction whether by one or other or both of the parties or their agents.

**Account Details:**

As advised under separate cover with reference to this Confirmation, each party shall provide appropriate payment instructions to the other party in writing and such instructions shall be deemed to be incorporated into this Confirmation.

**Offices:**

| The Office of Party A for this Transaction is: | Charlotte – NC, United States<br>Please send reset notices to fax no. (+1) 866 218 8487 |
|---|---|
| The Office of Party B for this Transaction is: | Dalton – GA, United States |



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Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement by returning via telecopier an executed copy of this Confirmation in its entirety to the attention of Global FX and Derivative Operations (fax no.(+1) 866 255 1444).

Bank of America, N.A.

Accepted and confirmed as of the date first written:
The Dixie Group Inc

Katherine A. Andrews
Managing Director, Sr. Group Operations Manager

Authorised Signatory

By: Jon A. Faulkner
Name: JON A. FAULKNER
Title: VP / CFO

Our Reference Number: 57032465
Amended

EXHIBIT 10.2



**Bank of America**
**Merrill Lynch**

To:                          The Dixie Group Inc
                             Dalton
                             GA 307214974
                             United States
Attn:                        Gary Harmon
Telephone:                   706 876 5851
Fax:                         706 876 5896
cc:                          Michael Hampton
Telephone:                   706 876 5849
Fax:                         706 876 5894

From:                        Bank of America, N.A.
                             200 N College Street
                             Charlotte
                             North Carolina 28255-0001
                             U.S.A.
Department:                  Swaps Operations
Telephone:                   (+1) 980 388 2658
Fax:                         (+1) 866 255 1444

Date:                        2nd July 2010

Our Reference No:            56389107 / 56394267
Reference Name:              Lawrence Kalis
Internal Tracking No:        56389107 / 56394267

Dear Sir/Madam,

**Re: Termination of the Transaction between The Dixie Group Inc and Bank of America, N.A. (our ref.: 56389107/56394267) with an Effective Date of 11th May 2010, Termination Date of 11th May 2013 and Notional Amount of USD 25,000,000.00 (the "Transaction")**

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions on which the Transaction (the terms of which are set out in the Confirmation with our ref.: 56389107/56394267 (the "Transaction Confirmation")) will be terminated. Capitalised terms used but not defined herein will have the meanings ascribed to them in the Transaction Confirmation.

This Confirmation supplements, forms part of and is subject to, the ISDA Master Agreement between you and us referred to in the Transaction Confirmation (the "Agreement"). This letter agreement constitutes a "Confirmation" as referred to in the Agreement. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

The terms on which the Transaction will terminate are as follows:

Notwithstanding the Termination Date for the Transaction specified in the Transaction Confirmation, the Transaction will terminate on 1st July, 2010 (the "Early Termination Date") and all future obligations of Bank of America, N.A. and The Dixie Group Inc under the Transaction, other than the payment of the Termination Amount (as defined below), with effect from and including the Early Termination Date will be terminated.

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In consideration of the early termination of the Transaction, USD 343,694.71 (the "Termination Amount") will be payable by you to us on or before 6th July, 2010 in respect of such termination .

This Confirmation shall be governed by, and construed in accordance with, the Governing Law stated in the Agreement or the Transaction Confirmation, as the case may be.

Please confirm that the foregoing correctly sets forth the terms and conditions of our agreement by returning via telecopier an executed copy of this Confirmation in its entirety to the attention of Global FX and Derivative Operations (fax no.(+1) 866 255 1444).

Bank of America, N.A.

Katherine A. Andrews
Managing Director, Sr. Group Operations Manager

Authorised Signatory

Accepted and confirmed as of the date first written:
The Dixie Group Inc

By:
Name: Jon Faulkner
Title: VP/CFO

Our Reference Number: 56389107
Internal Tracking No: 56389107 / 56394267

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